Exhibit 77(I)


                       Terms of New or Amended Securities

At the July 13, 2006 Board Meeting, the Board of Trustees of ING Mutual Funds approved the establishment of ING Disciplined International SmallCap Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ING Mutual Fund's registration statement registering shares of ING Disciplined International SmallCap Fund. At the November 9, 2006 Board Meeting, the Board of Trustees approved the requisite plans, agreements and other routine matters with respect to the establishment of Disciplined International SmallCap Fund.

2. At the November 9, 2006 Board Meeting, the Board of Trustees of ING Mutual Funds approved the establishment of ING International Value Opportunities Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ING Mutual Fund's registration statement registering shares of ING International Value Opportunities Fund. At the January 11, 2007 Board Meeting, the Board of Trustees approved the requisite plans, agreements and other routine matters with respect to the establishment of ING International Value Opportunities Fund.

3. On November 9, 2006, the Board of Trustees ("Board") of ING Emerging Countries Fund approved the conversion of current Class M shares to Class A shares of the Fund. Effective January 2, 2007, Class M shareholders will be converted to Class A shares of the Fund. In addition, the Board has approved a waiver of the Class A sales charge (load) on additional Class A share purchases of the Fund by its former Class M shareholders.